                                                       NorthPoint Communications
                                                                       #16648767
                                                            Moderator:Liz Fetter
                                                                October 26, 2000
                                                                      3:00 pm MT
                                                                          Page 1

Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS PRESENTED BY NORTHPOINT COMMUNICATIONS GROUP, INC. DURING ITS THIRD QUARTER EARNINGS CONFERENCE CALL ON OCTOBER 26, 2000:



     Excerpts from NorthPoint Communications Third Quarter Conference Call

                             Moderator: Liz Fetter
                                October 26, 2000
                                  2:00 p.m. PT


Cathy Dodd:  Our remarks will contain certain forward-looking statements. By their nature, such predictive statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those estimates that are given today. I refer you to our most recent 10K and 10Q, which include a detailed explanation of those risks. With that I'd like to turn the call over to Liz Fetter. Liz.

Liz Fetter:  Thank you, Mike. NorthPoint has a track record of anticipating and shaping market development and executing on creative strategic moves to accomplish our vision of being the premier global broadband service provider. The solid financial and operational results that Mike described were achieved against a backdrop of exciting changes at NorthPoint. As our merger with Verizon continues on schedule, we are focused on building the new NorthPoint. At the core will be our networks. Over the past three years, NorthPoint has built an expansive broadband network. Our domestic footprint spans across the country reaching over 42 million homes and businesses through 1,624 central offices. We are confident that by year end, we will have reached our target of 1,700 fully operational built central offices. At the end of the year on a pro forma basis, NorthPoint and Verizon will have a combined broadband network comprising more than 3,000 unique operational central offices passing approximately 63 million homes and businesses in 163 MSAs. As our network nears completion, our strategy for additional network expansion is now centered on central offices gained through our international joint ventures in Canada and Europe, the recently announced partnership with New Edge Networks, and strategic alliances such as the Verizon deal.

             Let me give you an update on the Verizon deal. When we first announced in August that we were merging our business with Verizon's VSL operations, we were extremely excited by the prospects of the new NorthPoint. To recap, Verizon is contributing its existing DSL business including all of its end-user lines, which totaled more than 220,000 at the end of June and more than $500 million of broadband network assets including co-location space, D-SLAMs, ATM switches, and routers. Verizon is also contributing 800 million in cash. Of that sum, 450 million will be used to fund the new

                                                       NorthPoint Communications
                                                                       #16648767
                                                            Moderator:Liz Fetter
                                                                October 26, 2000
                                                                      3:00 pm MT
                                                                          Page 2

             NorthPoint business plan and NorthPoint shareholders will receive $350 million in cash or approximately $2.50 per share at closing. In addition, NorthPoint shareholders will receive one share in the new NorthPoint for each share held as of the closing date. Verizon will own 55 percent of the new NorthPoint and existing NorthPoint shareholders will own 45 percent. Now, two months after the announcement we are even more excited by what this deal holds, not only for NorthPoint, but also for the future of the broadband industry. We continue to be on track for a close in the first half of 2001. We have prudently built into that date possible delays and contingencies in the regulatory approval process. Given our generally favorable progress to date, we expect to file the S4 proxy statement with the SEC in November. We have to receive SEC clearance some time in January. We expect further details on the new NorthPoint model to be available in December of this year.